

AR/S



MFC

MFC DEVELOPMENT CORP.

Annual Report

Fiscal Year Ended February 28, 2003

P.E.

FINANCIAL HIGHLIGHTS

	Fiscal Year Ended February 28/29				
	2003	2002	2001	2000	1999
Income Data					
Revenues	$ 5,260,447	$ 4,166,494	$ 2,359,123	$ 2,283,267	$ 1,457,690
Income (loss) from continuing operations before taxes	* $ 889,209	$ 821,991	$ (1,138,387)	$ (1,003,167)	$ (480,407)
Net income (loss)	* $ 965,085	$ 808,385	$ (750,295)	$ (692,280)	$ (366,569)
Basic and diluted earnings (loss) per common share:					
Before discontinued operations	$ 0.54	$ 0.45	$ (0.64)	$ (0.56)	$ (0.27)
Net income (loss)	$ 0.54	$ 0.45	$ (0.42)	$ (0.38)	$ (0.20)
Balance Sheet Data					
Working Capital	$ 2,856,804	$ 3,441,529	$ 2,264,177	$ 1,531,120	$ 1,471,640
Total Assets	$ 7,075,843	$ 6,277,489	$ 7,222,100	$ 7,376,210	$ 9,022,618
Common shareholders' equity	$ 5,640,114	$ 4,702,368	$ 3,907,282	$ 4,685,912	$ 5,378,192
Book value per share	$ 3.18	$ 2.63	$ 2.17	$ 2.58	$ 2.96
Common shares outstanding	1,775,053	1,790,000	1,800,000	1,816,462	1,816,462

During fiscal year ended February 29, 2000, the Company disposed of its interest in Wendclark Corp.

During fiscal year ended February 28, 2001, the Company disposed of its interest in Wendcello Corp.

* Includes spin-off expenses of $209,187 during the fiscal year ended February 28, 2001.

MFC DEVELOPMENT CORP.



June 12, 2003

To Our Shareholders:

MFC Development Corp. (the "Company") completed its second full fiscal year on February 28, 2003 since it was spun-off from FRMO Corp. While the bottom line shows that the Company increased net income from $0.45 per share in fiscal 2002 to $0.54 per share last year, we did not exceed projected goals which management set last year (see Division Reports below).

Company - Wide

Our net income after income taxes for the year ended February 28, 2003 was $965,085 ($0.54 per share). In the fiscal year ended February 28, 2002 net income after income taxes was $808,385 ($0.45 per share). The Business Segment Information in the enclosed Annual Report (10-K) at Note 15 shows the following comparison:

Net Income Before Income Taxes

Year End 2/28	Real Estate Division	Medical Financial Division	Overhead & Other Expenses	Total Net
Fiscal 2003	$831,591	$413,708	$(356,090)	$889,209
Fiscal 2002	862,870	272,290	(313,169)	821,991

Income Taxes

The comparison of net income after income taxes for the fiscal year, is:

	February 28, 2003	February 28, 2002
Net income before income taxes, per above	$889,209	$821,991
Benefit or (provision) for income taxes . . .	75,876	(13,606)
Net income after income taxes	$965,085	$808,385

The benefit (provision) for income taxes provided above is explained at Note 13 to the Consolidated Financial Statements in the enclosed Annual Report (10-K). The Company has net operating loss carryforwards for Federal purposes of approximately $4,590,000. These NOL carryforwards will be available for future years, expiring through February 28, 2022. During fiscal 2003 the Company utilized $32,000 of its Federal NOL carryforwards and took a 94% valuation allowance against future tax benefits due to a prior history of operating tax losses and the uncertainty of generating enough taxable income throughout the carryforward period to utilize the full amount available.

Medical Finance Division

The Results of Operations of this Division are noted in the Annual Report (10-K) at pages 10-11. The net income before income taxes in the Medical Finance Division increased by $141,418 from $272,290 in fiscal 2002 to $413,708 last year. However the related increases in the costs and expenses attributable to this Division require that, going forward, we emphasize management, billing and collection services rather than the purchase of medical insurance claims. The challenge will be to maintain a net income from this Division's operations as these changes play out during the current fiscal year.

Real Estate Division

Revenues in the Real Estate Division vary substantially from period to period depending on when a particular transaction closes and whether the closed transaction is recognized for accounting purposes as a sale or deferred to a future period. The Company realized deferred income of $745,000 in fiscal 2002 and $850,000 in fiscal 2003, in both cases related to the original sale of property in prior fiscal years.

The results of operations in this Division in the current and future years will depend on the progress of the Company's development of lands adjacent to Hunter Mountain Ski-Slopes in the Town of Hunter, Greene County, New York, including plans to participate with other developers in financing and constructing second home condominium units in this resort community.

Stock Purchases

In fiscal 2002, the Company purchased 10,000 shares of its common stock and last year it purchased 14,947 shares, a majority of which was pursuant to a purchase offer to shareholders of 99 shares or less at the price of $2.00 per share. In the current fiscal year the Company may purchase an additional 13,553 shares to complete the Board's authorization of a total of 38,500 shares to be held as treasury stock.

Recognition

During this nation's difficult economic times, which represent a continuing challenge to our Company, we thank our employees, officers and directors for their diligence and dedication. A special acknowledgment is extended to Allan Kornfeld for his more than six years of service on the Board where he served as Chairman for part of that term. And to our shareholders, on behalf of all the officers and directors, we give our thanks for your continuing support.



Lester Tanner
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

Commission file number: 0-3579974

MFC DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	**13-3579974**
(State of incorporation)	(I.R.S. Employer Identification No.)

271 North Avenue, Suite 520
New Rochelle, NY 10801
(Address of principal executive offices)

(914) 636-3432
(Telephone number)

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (x) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (x)

Aggregate market value of the voting stock held by non-affiliates of the registrant as of May 20, 2003	**$1,665,268**
Number of shares outstanding of the registrant's Common Stock as of May 20, 2003	**1,775,053**

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in July 2003, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the close of the year ended February 28, 2003.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

MFC DEVELOPMENT CORP. (the "Company" or "MFC") was incorporated in the State of Delaware on May 18, 1990 under the name of PSI Food Services Corp., which had been a wholly-owned subsidiary of FRMO Corp., formerly FRM Nexus, Inc., a Delaware corporation ("FRM"), since November 1993. All of FRM's assets and liabilities were transferred to MFC on August 31, 2000, except for $10,000. Because such entities were under common control, this transaction was accounted for in a manner similar to a pooling of interests on MFC's books. On January 23, 2001, all of the outstanding shares of MFC were distributed to shareholders of FRM, which no longer owns any shares of MFC.

Business Description

MFC is engaged in the business of (i) developing real estate and (ii) providing financing and management services to medical practices. On September 14, 2000, a subsidiary of the Company formed a majority-owned Limited Liability Company to operate as a "certified capital company" pursuant to Sections 11 and 1511 of the New York State Tax Law (herein as "Capco") under the State's Capco Program.

Real Estate Division

The Real Estate Division of the Company presently conducts its operations through Yolo Equities Corp., Yolo Capital Corp. and Highlands Pollution Control Corp, wholly-owned subsidiaries which own the interests described below in parcels of real estate. For the fiscal year ended February 28, 2003, the total revenues derived from the real estate division were $1,036,962, constituting 20% of the total revenues of MFC. A brief description of each parcel follows:

Goshen, New York

The transactions related to the sale of this property were completed in the fiscal year ended February 28, 2002, resulting in the realization of $745,000 of deferred income related to the original sale of the property in a prior fiscal year.

East Granby, Connecticut

The Company owned a partially built two-story office building located at 2 Gateway Boulevard in East Granby, Connecticut which was carried at the value of $900,000 on February 28, 1995. In the fiscal year ended February 29, 1996, the Company spent about $1,300,000 in developing the site and improving a portion of the building. In February 1996, the property was sold to Gateway Granby, LLC. ("Gateway"), a limited liability company of which certain members are shareholders of MFC, for $4,800,000, of which $3,853,268 has been paid and $946,732 is due to the Company as of February 28, 2003, pursuant to a purchase money second mortgage. The gain on the sale of this property was recognized on the accrual method in prior years, except for a reserve of $850,000 which was recognized in January 2003 upon the release of the Company from a contingent liability for certain rental payments.

Hunter, New York

MFC's wholly-owned subsidiary, Yolo Equities Corp. owns the fee interest in properties in Hunter, New York, along with co-investors. The co-investors, together are entitled to receive 35% of the cash proceeds of the sales of Hunter Properties made after June 30, 2000 after deducting the net costs of carrying the properties after June 30, 2000 and the costs of the sales (the "net proceeds"). Yolo Equities Corp. is entitled to receive 65% of the said net proceeds. The properties consist of acreage in an area known as Hunter Highlands, which is adjacent to the Hunter Mountain Ski Slopes in the Town of Hunter, Greene County, New York. The undeveloped portion of the acreage, which Yolo Equities Corp. plans to develop, is available for single family residences, townhouses, condominium units and a hotel site. There is already constructed on the property (i) a waste water treatment plant owned by Highlands Pollution Control Corp. (a wholly-owned subsidiary of the Yolo Capital Corp.), (ii) a Clubhouse with swimming pool and six tennis courts and (iii) a small office building. Adjoining the site are 200 condominium units owned by unrelated persons.

The waste water treatment plant was upgraded in the fiscal year ended February 28, 2003, under an agreement with the City of New York. Under terms of the agreement, the City of New York is reimbursing the Company for all costs incurred with the upgrade of the facility. See Note 4 of Notes to Consolidated Financial Statements.

The Company will seek to complete a sale of the Clubhouse in the fiscal year ended February 29, 2004. The small office building is in process of being converted into three residential townhouse units, which will be offered for sale during the summer of 2003.

The hotel site consists of 11 acres contiguous to the ski slopes at Hunter Mountain. Yolo Equities Corp. is currently applying to the Planning Board of the Town of Hunter for site approval of a first phase development of additional condominium units with eventual construction of a hotel and further condominium units in subsequent phases. The Company plans to participate with other developers in financing and constructing improvements on the 11 acre site.

This will then leave Yolo Equities Corp. with about 70 acres of undeveloped land, also contiguous to the Hunter Mountain ski slopes, for which there are no present plans for development. The future development of this acreage and the subsequent phases at the hotel site will require the Company to double the capacity of the waste water treatment plant, for which State permits already exist. The City of New York will pay for the upgrade in technology (but not the expansion of capacity) of this facility because of the Federal requirement to incorporate the latest technology in order to improve the quality of the water derived from the City's Catskill Mountain Watershed Area (in which Hunter is located).

Other Properties

The Company, alone or with co-investors and joint ventures, intends to acquire other lands for development of residential, commercial and office structures, when management identifies opportunities for enhancement of shareholder values.

Medical Division

The Medical Division consists of (i) the three wholly-owned Limited Liability Companies (Nexus Garden City, LLC, FRM Court Street, LLC and Nexus Borough Park, LLC) and a 25% and 33% owned interest in two other Limited Liability Companies, all of which act as service organizations for providers of medical services and (ii) a wholly-owned subsidiary of the Company, Medical Financial Corp., which purchases unpaid medical insurance claims, paying cash to the medical provider in return for a negotiated fee. In the fiscal year ended February 28, 2003, the total revenues of the Medical Division were $4,223,485, constituting 80% of total revenues of the Company. For its clients, this Division delivers management services and increased liquidity, which is normally unavailable to medical groups from traditional sources. The management services include inputting the data on the customers' receivables into the Company's computer system, processing the data and presenting the customers' bills to the insurance company in compliance with regulations to facilitate payment, following up with collection efforts if the bills are not paid promptly, furnishing weekly or other periodic status reports of the customers' receivables and other information relating to their medical practices.

The expected growth in revenues of the Medical Division will be supported by the Company's investment in new technology. This technology, which includes document imaging equipment and software, the internal development of a more efficient collections program and the purchase of new computers needed to run these programs. The investment in this technology has already decreased the time required to perform collection tasks to a fraction of the time required under the old systems. The Company's labor intensive services are now more efficient due to these capital expenditures.

Capco Division

The Capco Division was commenced by the filing on September 14, 2000 of Articles of Organization in New York State for FRM N.Y. Capital LLC which is a 99% majority owned subsidiary of the Company. This LLC was formed for the purpose of being approved as a "certified capital company" pursuant to Sections 11 and 1511 of the New York

State Tax Law (herein a "Capco") under the Capco Program. A "certified capital company" as used in this context is a "for profit" entity, located and qualified to conduct business in New York State, which is certified by the New York State Insurance Department ("Department") based on standards set forth in the New York Tax Law (the "Statute"). The Capco was approved, and will seek to participate in any future New York Capco Program. The NY Capco Statute creates a tax credit incentive mechanism to increase investment of financial resources of insurance companies into venture capital to businesses approved by the Department as qualified to provide jobs and promote the growth of the economy in New York State ("Qualified Businesses").

The Capco will use (i) its own capital of $500,000, plus (ii) the investment of insurance companies which wish to take substantial equity interests in New York companies in order to encourage and assist them in creating, developing and expanding their business. The Capco's emphasis will be on viable small business enterprises which have had difficulty in attracting institutional venture capital and which will expand employment opportunities in New York thereby promoting the growth of the State's economy. The Capco has not yet commenced the business for which it was formed, as it is pending the authorization of additional State funding for the program.

Marketing

The Company's marketing in its real estate activities is limited to working with real estate brokers to sell the properties held for sale in Hunter, N.Y.

The Medical Division markets its services to medical groups through its own individual employees and consultants by direct contact with potential customers recommended by existing customers and those who contact MFC after reading newspaper advertisements or receiving its brochure by direct mail solicitation. MFC designs its own brochure for such solicitations. MFC designed and obtained the names for two websites, "medicalfinancial.com" and "mdhelp.com".

The Capco Program will be marketed by the Managers of FRM N.Y. Capital LLC, who are experienced in the venture capital field.

Competition

Real Estate Division

The Company's presently owned real estate held for development and sale is located in Hunter, New York. The real estate market for second homes in this resort community has recently experienced improved demand. The Company will be competing with many owners and developers in the locale in connection with the development and sale of its properties for residential use.

Medical Division

MFC competes with a wide variety of management and financial service companies, including public companies, banks, and factoring companies (which advance funds on the security of purchased receivables). The Company is very small in relation to such competitors. However the Company's services are also designed to serve a niche market and in its focus on purchasing and collecting medical insurance claims of certain medical groups, the competition is limited to only a few companies.

Capco

The Company is awaiting further legislation in New York to provide financial incentives for insurance companies and Capco organizations. If and when the legislation is enacted, the Company will compete with many other Capco organizations for approval by the New York Insurance Department for its Capco Programs.

Trademarks

None.

Employees

As of February 28, 2003, the Company had 45 employees. None of the Company's employees are represented by a labor union. MFC considers its relationship with its employees to be good.

Regulatory Laws

The Company is in compliance with all environmental laws relating to hazardous substances in real property. Future compliance with environmental laws is not expected to have a material effect on its business.

ITEM 2. PROPERTIES

In addition to the real property held for development and sale as set forth in Item 1 above, MFC lease its offices in New Rochelle, New York, under a lease expiring on February 28, 2007. All of the space leased by the Company is leased from an unaffiliated third party.

MFC leases a medical office in Brooklyn, NY, where it formerly provided management services for a medical practice that was also a finance client. This office has been sub-leased to an unrelated party until the lease expiration on March 31, 2004.

MFC leases MRI facilities in Garden City South, NY and Central Islip, NY, where it provides MRI and management services for a finance client's radiology practice. The lease in Garden City South expires on February 28, 2005, with a five year renewal option and the lease in Central Islip, expires on September 30, 2006.

ITEM 3. LEGAL PROCEEDINGS

MFC is not presently a party to any material litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS AND OTHER INFORMATION

None, other than the election of directors on July 18, 2002.

Other Information

Cautionary Statement

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby filing cautionary statements identifying important risk factors that could cause the Company's actual results to differ materially from those projected in forward looking statements of the Company made by or on behalf of the Company.

Such statements may relate, but are not limited, to projections of revenues, earnings, capital expenditures, plans for growth and future operations, competition as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified.

When the Company uses the words "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words or similar expressions, they are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those underlying the forward-looking statements. The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in the Company's public filings, including general economic and market conditions, changes in domestic laws, regulations and taxes, changes in competition and pricing environments, regional or general changes in real estate values.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date they are made. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after that date or to reflect the occurrence of anticipated events.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Registration and Market Prices of Common Stock

The Form 10 Registration of the common stock of MFC Development Corp. pursuant to Section 12(g) of the Securities Exchange Act of 1934 as finally amended on January 17, 2001 was effective as of November 30, 2000 and MFC has been a reporting company since that date, filing its first quarterly statement for the nine months ended November 30, 2000, on January 16, 2001.

The Company's common stock was distributed on January 23, 2001 in a spin-off from FRM. Shareholders' basis in the Company's shares is equal to the market value when distributed, which was $1.00 per share based on its trading on the NASDAQ Bulletin Board under the symbol MFCD. The following table sets forth the range of high and low bid quotations of the Company's common stock for the periods set forth below, as reported by the National Quotation Bureau, Inc. Such quotations represent inter-dealer quotations, without adjustment for retail markets, markdowns or commissions, and do not necessarily represent actual transactions.

Fiscal Period		Common Stock High Bid	Low Bid
2001			
Quarter 4	(12/01/00 - 02/28/01)	$1.00	$1.00
2002			
Quarter 1	(03/01/01 - 05/31/01)	$2.15	$1.00
Quarter 2	(06/01/01 - 08/31/01)	$1.60	$0.59
Quarter 3	(09/01/01 - 11/30/01)	$2.70	$0.55
Quarter 4	(12/01/01 - 02/28/02)	$2.50	$2.01
2003			
Quarter 1	(03/01/02 - 05/31/02)	$2.19	$0.70
Quarter 2	(06/01/02 - 08/31/02)	$2.18	$0.35
Quarter 3	(09/01/02 - 11/30/02)	$1.85	$0.44
Quarter 4	(12/01/02 - 02/28/03)	$1.85	$1.40

The last trade on May 20, 2003 was $1.55.

Dividends

No cash dividend has been paid by MFC since its inception. The Company has no present intention of paying any cash dividends on its common stock.

Holders

As of May 1, 2003, there were approximately 1,000 holders of record of MFC common stock representing about 2,400 beneficial owners of its shares. There are no options or warrants to purchase common stock of the Company outstanding except for options to purchase a total of 6,000 shares held by Allan Kornfeld, Chairman of the Company and 3,000 shares held each by David Michael and Anders Sterner, Directors of the Company. The Company does not know of any shares of common stock of MFC that are held by any director, officer or holder of as much as 5% of the outstanding stock for sale pursuant to a filing under Rule 144 of the Securities Act. The Company has not agreed to register any common stock for sale under the Securities Act by any shareholder or the Company, the offering of which could have a material effect on the market price of the Company's common equity.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended				
	February 28, 2003	February 28, 2002	February 28, 2001	February 29, 2000	February 28, 1999
Income Statement Data:					
Total revenue	$ 5,260,447	$ 4,166,494	$ 2,359,123	$ 2,283,267	$ 1,457,690
Costs and expenses	4,354,250	3,294,304	3,277,340	3,258,798	1,893,223
Income (loss) from operations	906,197	872,190	(918,217)	(975,531)	(435,533)
Other (expenses) net of other income	(16,988)	(50,199)	(220,170)	(27,636)	(44,874)
Income (loss) from continuing operations before provision for income taxes	889,209	821,991	(1,138,387)	(1,003,167)	(480,407)
(Benefit) provision for income taxes	(75,876)	13,606	10,936	14,328	5,676
Income (loss) from continuing operations	965,085	808,385	(1,149,323)	(1,017,495)	(486,083)
Income from discontinued operations, net of taxes (including gain on sale of subsidiary of $381,182 in 2000 and $96,303 in 1999	-	-	399,028	325,215	119,514
Net income (loss)	$ 965,085	$ 808,385	$ (750,295)	$ (692,280)	$ (366,569)
Earnings (loss) per common share:					
Income (loss) from continuing operations	$ 0.54	$ 0.45	$ (0.64)	$ (0.56)	$ (0.27)
Income from discontinued operations	-	-	0.22	0.18	0.07
Basic and diluted earnings (loss) per common share	$ 0.54	$ 0.45	$ (0.42)	$ (0.38)	$ (0.20)
Number of shares used in computation of basic and diluted earnings per share	1,787,350	1,792,662	1,807,261	1,816,462	1,816,462

	As of				
	February 28, 2003	February 28, 2002	February 28, 2001	February 29, 2000	February 28, 1999
Balance Sheet Data:					
Working Capital	$ 2,856,804	$ 3,441,529	$ 2,264,177	$ 1,531,120	$ 1,471,640
Total Assets	$ 7,075,843	$ 6,277,489	$ 7,222,100	$ 7,376,210	$ 9,022,618
Long-term debt	$ 303,182	$ 203,654	$ 316,982	$ 24,655	$ 799,480
Common Shareholders' equity	$ 5,640,114	$ 4,702,368	$ 3,907,282	$ 4,685,912	$ 5,378,192
Book value per share	$ 3.18	$ 2.63	$ 2.17	$ 2.58	$ 2.96
Common shares outstanding	1,775,053	1,790,000	1,800,000	1,816,462	1,816,462

(a) During fiscal year ended February 29, 2000, the Company disposed of its interest in Wendclark Corp.
(b) During the year ended February 28, 2001, the Company disposed of its interest in Wendcello Corp.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements contained herein that are not historical facts, including but not limited to, statements regarding future operations, financial condition and liquidity, expenditures to develop real estate owned by the Company, future borrowing, capital requirements and the Company's future development plans are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: changes in the business of the Company's medical provider clients, a legislative change in insurance regulations would affect the future purchases of medical receivables, changes in the real estate and financial markets, and other risk factors described herein and in the Company's reports filed and to be filed from time to time with the Commission. The discussion and analysis below is based on the Company's Consolidated Financial Statements and related Notes thereto included herein and incorporated herein by reference.

Overview

MFC presently generates revenues from two business segments: real estate and medical.

The real estate segment consists of various parcels of real estate, held for future development and sale, in which co-investors also have interests, and a mortgage note receivable on a property that was previously sold. Revenues in the real estate division vary substantially from period to period depending on when a particular transaction closes and depending on whether the closed transaction is recognized for accounting purposes as a sale or reflected as a financing or is deferred to a future period.

In February 2003, the Company was released from a rental obligation arising from the sale of real estate in a prior period. As a result of the termination of the contingent obligation, the Company recorded a gain of $850,000 during the year ended February 28, 2003.

In August 2001, the Company entered into an agreement with a debtor regarding an outstanding mortgage receivable and debenture (together the "Goshen Receivables") on property located in Goshen, New York. Under the terms of the agreement, the debtor satisfied the Goshen Receivables by payments of principal and accrued interest of $167,500 in August 2001 and $1,507,500 in November 2001. As a result of this agreement, the Company realized $745,000 of deferred income related to the original sale of the property.

The medical segment consists of three Limited Liability Companies which act as service organizations for providers of medical services and a wholly-owned subsidiary, Medical Financial Corp., which purchases medical insurance claims receivable, paying cash to the medical provider in return for a negotiated fee.

Critical Accounting Policies

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are allowance for doubtful accounts and the valuation allowance against its deferred tax asset.

Allowance for Doubtful Accounts

Mortgage and note receivable: The Company evaluates the credit positions on its notes receivable and the value of the related collateral on an ongoing basis. The Company estimates that all of its notes receivable are fully collectible and the value of the collateral is in excess of the related receivables. The Company continually evaluates its notes receivable that are past due as to the collectibility of principal and interest. The Company considers the financial condition of the debtor, the outlook of the debtor's industry, decrease in the ratio of collateral values to loans and any prior write downs on loans. The above considerations are all used in determining whether the Company should suspend recording interest income on any notes receivable or provide for any loss reserves.

Finance and management receivables: Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the customer's ability to repay, the estimated value of any underlying collateral, the outlook of the debtor's industry and current economic conditions. When the Company estimates that it may be probable that a specific customer account may be uncollectible, that balance is included in the reserve calculation. Actual results could differ from these estimates under different assumptions.

Deferred tax assets: The Company records a valuation allowance to reduce the carrying value of its deferred tax assets to an amount that is more likely than not to be realized. While the Company has considered future taxable income and prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period in which such determination was made. A reduction in the valuation allowance and corresponding credit to income may be required if the likelihood of realizing existing deferred tax assets were to increase.

Results of Operations

Year Ended February 28, 2003 Compared to Year Ended February 28, 2002

The Company's revenues from operations for the year ended February 28, 2003 ("2003") were $5,260,000, an increase of $1,094,000 or 26% as compared to the year ended February 28, 2002 ("2002"). The increase was a result of increase in the medical division, offset by a decrease in the real estate division.

Revenue in the real estate division decreased in 2003 by $79,000, to $1,037,000. The decrease was due to (i) a $68,000 decrease in interest income from the Goshen mortgage, (ii) lack of real estate sales in 2003 as compared to 2002, when the Company sold the land for eight un-built condominium units for $50,000, offset by (iii) an increase of gain on sale of real estate of $35,000 in 2003. The increase reflects the 2003 recognition of $850,000 of deferred income attributable to the termination of a contingent obligation related to a sale leaseback, as compared to the 2002 realization of $745,000 of deferred income related to the settlement of an outstanding mortgage.

The $1,173,000 increases in revenues in the medical division were due to increases in both income from the purchase and collection of medical claims and in management fees. The 20% increase in income from the purchase and collection of medical claims of $324,000 in 2003 were primarily due to additional collection services that are now being provided to new and existing clients. These additional services also generate interest income received from insurance companies for delayed payments on improperly denied and delayed receivables.

The increases in management fees of $849,000 (59%) in 2003, was a result of the increase in management services that the Company provides to two of its finance clients. In November 2002, the Company began operating a second MRI facility, providing management services to a finance client's radiology practices. In November 2002, the Company also acquired a 25% equity interest in a third facility that provides management services to the same client. Management fees were also generated from the management of a finance client's physical therapy practice through October 2002. These fees are net of billing adjustments. Management service fees are billed monthly according to the cost of services rendered to the client. If the assets of the management client, which is also a finance client, are not enough to satisfy the billed fees, an allowance for billing adjustments is recorded to reduce the Company's net receivables to an amount that is equal to the assets of the client that are available for payment.

Costs and expenses from operations increased by $1,060,000 (32%) to $4,354,000 in 2003. The increase was due to increases of $999,000 in the medical division, $56,000 in corporate expenses and other, and $54,000 in depreciation and amortization, offset by a decrease of $49,000 in the real estate division.

The net decrease of $49,000 in the real estate division in 2003 was due to a decrease in the amount of properties sold in 2003, which results in a decrease in the cost of sales, offset by an annual salary increase.

The 38% increase in costs and expenses in the medical division in 2003 was due to an increase of $324,000 (20%) in medical receivable expenses and an increase of $849,000 (59%) of expenses that are related to the management of finance clients' medical practices. The increases in medical receivable expenses in 2003 were primarily due to (i) increases in employment costs, including annual salary increases, the expansion of the sales and marketing department and new employees needed to provide the additional collection services that the Company now provides, (ii) other costs that are related to the additional collection services and (iii) new banking fees that are related to client services. In addition, the Company has also been more selective in the bill-purchasing process, which results in reduced bad debt losses. The Company may incur a bad debt loss when the portion of a medical claim collected does not exceed the advance (including the fee charged) given to the client. The Company also has other contractual rights to help minimize its risk of loss. The Company continually monitors the aging of the uncollected medical claims as it relates to its advances, and establishes a reserve deemed adequate to cover potential losses.

The 51% increase in medical management expenses in 2003 are related to the 59% increase in revenues for the same period. The Company incurred additional expenses due to growth in the management client's radiology practices. As expenses increase, the Company may bill more for the services it provides.

The increase in corporate expenses and other of $56,000 (19%) in 2003 are primarily due to increases in executive salaries, accounting fees, director and officer liability insurance and shareholder reporting expenses. The increase in depreciation and amortization of $54,000 (52%) in 2003 is attributable to increased capital expenditures in the medical financing division, continuing the Company's trend of relying on technology to perform formerly labor intensive functions. Net interest expense in 2003 was $17,000, a decrease of $19,000 (52%) from 2002. The decrease in 2003 reflects interest earned from the collection of the proceeds of the Goshen receivables in 2002 and the partial use of those proceeds to repay debt that was incurred to finance the purchase of additional medical claims receivable.

The benefit for income taxes of $76,000 in 2003 reflects a current year benefit of $90,000. Through 2002, the Company had accumulated net operating losses ("NOL's") of $4,600,000, available to be carried forward through February 28, 2022. Prior to 2003, the Company had not generated taxable income and had taken a 100% valuation allowance against the deferred tax asset of $1,571,000 that these NOL's would generate. In 2003, the Company generated taxable income and estimated that it would derive minimum future tax savings of $90,000 from these NOL's, and recorded a valuation allowance of $1,471,000 against the remainder of the deferred tax asset.

For the reasons described above, the Company recorded net income from operations of $965,000 in 2003, an increase of $157,000 (19%) from $808,000 in 2002.

Year Ended February 28, 2002 Compared to Year Ended February 28, 2001

The Company's revenues from continuing operations for the year ended February 28, 2002 ("2002") was $4,166,000, an increase of $1,807,000 or 77% as compared to the year ended February 28, 2001 ("2001"). The increase was a result of increases in both the real estate and medical divisions.

Revenue in the real estate division increased in 2002 by $812,000, to $1,116,000. The increase was due to the settlement of the Goshen receivables, which resulted in the realization of $745,000 of deferred income from real estate that was sold in prior periods and an increase in interest from mortgages. The increase in interest from mortgages of $61,000 in 2002 was attributable to an increase in accrued interest income on the mortgage receivable from the property located in Goshen, NY. The accrual of interest on this mortgage had been suspended during the period from December 1, 1999 through May 31, 2001 because the annual interest payments that were due in February 2000 and 2001 were not paid until August 2001.

The $995,000 increase in revenues in the medical division was due to an increase in both income from the purchase and collection of medical claims and management fees. The 43% increase in income from the purchase and collection of medical claims of $488,000 in 2002 was due to (i) additional collections services that are now being provided to existing clients and (ii) $120,000 due to the change in the accounting estimate related to the timing of revenue as set forth in Note 3.

The increase in management fees of $507,000 (55%) in 2002, was a result of the increase in management services that the Company provides to two of its finance clients. The Company operates an MRI facility that provides management services to a finance client's radiology practice. Management fees were also generated from the management of a finance client's physical therapy practice. These fees are net of billing adjustments of $83,000. Management service fees are billed monthly according to the cost of services rendered to the client. If the assets of the management client, which is also a finance client, are not enough to satisfy the billed fees, an allowance for billing adjustments is recorded to reduce the Company's net receivables to an amount that is equal to the assets of the client that are available for payment.

Costs and expenses from continuing operations increased by $17,000 (1%) to $3,294,000 in 2002. The increase was due to increases of $227,000 in the medical division and $22,000 in depreciation and amortization, offset by decreases of $182,000 in the real estate division and $50,000 in corporate expenses and other.

The decrease in costs and expenses in the real estate division in 2002 were due to a decrease in the amount of properties sold in 2002, which results in a decrease in the cost of sales. The decrease was also due to a reduction of operating expenses in 2002, after a portion of the Hunter property was sold during the first quarter of the current fiscal year.

The increase in costs and expenses in the medical division was due to an increase in expenses of $266,000 that are related to the management of two finance client's medical practices, offset by a decrease of $39,000 in medical receivable expenses. The 27% increase in medical management expenses in 2002 are related to the 55% increase in revenues for the same period. The 3% decrease in medical receivable expenses in 2002 as compared to its increase in revenues was primarily due to the cost of increasing the infrastructure in 2001 in anticipation of the new clients that were eventually obtained. The Company now has an improved infrastructure, which includes better trained employees, computer systems and office facilities that can handle further increases of revenue without substantial increases in expenses. In addition, the Company has also been more selective in the bill purchasing process, which results in a minimal amount of bad debt losses. The Company may incur a bad debt loss when the portion of a medical claim collected does not exceed the advance (including the fee charged) given to the client. The Company also has other contractual rights to help minimize its risk of loss. The Company continually monitors the aging of the uncollected medical claims as it relates to its advances and establishes a reserve deemed adequate to cover potential losses.

The decrease in corporate expenses and other of $50,000 in 2002 is primarily due to reductions in professional fees, reallocations of a greater portion of executive salaries to the medical division and a reduction in shareholder reporting expenses. The increase in depreciation and amortization of $22,000 in 2002 is attributable to increased capital expenditures in the medical financing division. Interest expense in 2002 was $62,000, an increase of $29,000 from 2001. The increase was attributable to the debt that was incurred to finance the purchase of additional medical claims receivable and an MRI machine in the medical division.

Spin-off expenses decreased by $209,000 in 2002 to $-0-, due to the one time only charge in 2001 of the distribution of MFC stock to FRM's shareholders and the registration of MFC's common stock.

Income from discontinued operations decreased by $399,000 to $-0- in 2001, due to the gain of $381,000 from the sale of the Wendcello subsidiary in the quarter ended August 31, 2000.

For the reasons described above, most notably, (i) the settlement of the Goshen receivables resulting in the realization of $745,000 of deferred income, (ii) the continuing increases in revenues in the medical division, which are substantially greater than increases in expenses and (iii) the elimination of spin-off expenses, the Company recorded net income from continuing operations of $808,000 for the year ended February 28,2002 as compared to a loss of $1,149,000 for the year ended February 28, 2002.

Liquidity and Capital Resources

The Company's two business activities during the year ended February 28, 2003 resulted in a decrease of cash in the amount of $1,091,000. The Company expects continued growth of its medical division based on its ongoing negotiations with prospective new clients, which are expected to be obtained in the next few months. These prospective clients will result in an increase in the amount of cash needed to purchase their medical insurance claims receivable. The funds for those needs are expected to be provided from existing cash and an additional $175,000 of Series A Bonds that were issued after the year end. Additional funds may be provided by additional asset-based borrowing facilities, refinancing of assets under capital leases and the sale of real estate assets.

The real estate division is not expected to be a significant user of cash flow from operations, due to the elimination of carrying costs on the real estate that was sold during the two years ended February 28, 2002. The Company's real estate assets in Hunter, NY are owned free and clear of mortgages, except for the construction loan that is being used to finance the current property renovation. Further development of this property, at any significant cost, is expected to be funded by additional proceeds from the construction loan, the issuance of Series B Bonds, other asset-based financing, the sale of property under renovation or the sale of other property in Hunter.

The Company believes that its present cash resources and the cash available from financing activities will be sufficient on a short-term basis and over the next 12 months to fund continued expansion of its medical financing business, its company-wide working capital needs, and its expected investments in property and equipment. The Company intends to pace its growth in the medical division to its capacity to provide the funds internally and from its financing activities.

Cash used by operations in 2003 was $284,000, as compared to $77,000 being used in 2002. The $207,000 increase in cash used by operations in 2003 was due to (i) an increase in the additions to management fee receivables of $200,000, (ii) a decrease of $50,000 in collections from real estate held for development and sale, (iii) an increase of $57,000 in expenditures on real estate primarily due to the conversion of a vacant office building into townhouse units and (iv) and fluctuations in operating assets and liabilities primarily caused by timing differences. These increases in the use of cash were offset by increases in cash provided by operations due to an increase in net income after adjustments for non cash items of depreciation, real estate gains, provision for bad debts and billing adjustments, and deferred taxes, the net of these items totaling $320,000.

Cash used by investing activities was $1,111,000 in 2003 as compared with the $1,305,000 being provided in 2002. The increase in the use of cash in 2003 of $2,416,000 was primarily due to (i) $1,313,000 decrease in principal payments from notes receivable due to the settlement of the Goshen receivables in 2002, (ii) $1,045,000 net increase in funds used to purchase medical claims receivable, (iii) $25,000 down-payment for the equity interest of an additional MRI facility and (iv) $45,000 increase in capital expenditures for computers and software projects. The capital expenditures for technology continues the program begun last year, which has significantly decreased the time required to perform collection tasks.

Net cash provided by financing activities was $304,000 in 2003 as compared with the $173,000 used in 2002. The $477,000 increase in cash being provided in 2003 was primarily due to (i) $331,000 of net borrowing in 2002, as compared to $49,000 of net debt repayments in 2002 and (ii) the repurchase of minority interests of $100,000 in 2002, distributions to minority interests and purchase of treasury stock in 2002.The proceeds from the additional borrowings in 2003 were used for the purchase of additional medical receivables and to finance the growth in medical management receivables.

The table below summarizes aggregate maturities of future minimum note and lease payments under non-cancelable operating and capital leases as of February 28, 2003.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Notes Payable	$ 903,282	$ 683,478	$ 70,751	$ 43,600	$ 105,453
Operating Leases	537,666	206,231	331,435	-	-
Capital Leases	145,098	87,238	57,860	-	-
Total	$ 1,586,046	$ 976,947	$ 460,046	$ 43,600	$ 105,453

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

The Company's market risk arises principally from the interest rate risk related to its receivables. Interest rate risk is a consequence of having fixed interest rate receivables. The Company is exposed to interest rate risk arising from changes in the level of interest rates. It is anticipated that the fair market value of debt with a fixed interest rate will increase as interest rates fall and the fair market value will decrease as interest rates rise.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this Item 8 are set forth in Item 15 of this Form 10-K. All information which has been omitted is either inapplicable or not required.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days of February 28, 2003. Such information is incorporated herein by reference and made a part hereof.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days of February 28, 2003. Such information is incorporated herein by reference and made a part hereof.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days of February 28, 2003. Such information is incorporated herein by reference and made a part hereof.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days of February 28, 2003. Such information is incorporated herein by reference and made a part hereof.

ITEM 14. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

During the 90-day period prior to the date of this report, an evaluation was performed under the supervision and with the participation of our Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective. Subsequent to the date of this evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, and no corrective actions taken with regard to significant deficiencies or material weaknesses in such controls.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements

2. Financial Statement Schedules

The data required by all other schedules is either included in the consolidated financial statements or is not required.

3. All exhibits are incorporated herein by reference to Amendment No. 3 to Form 10 dated January 17, 2001.

(b) Reports Filed on Form 8-K:

The Company filed Forms 8-K on December 2, 2002 and February 10, 2003.

Report of Independent Auditors

The Board of Directors and Shareholders
MFC Development Corp., Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of MFC Development Corp., Inc. and its subsidiaries as of February 28, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the three years ended February 28, 2003. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15(a) for the three years ended February 28, 2003. These consolidated financial statements and consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MFC Development Corp., Inc. and its subsidiaries at February 28, 2003 and 2002 and the consolidated results of their operations and their cash flows for the three years ended February 28, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedules for the three years ended February 28, 2003, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ HOLTZ RUBENSTEIN & CO., LLP

Melville, New York
May 8, 2003

MFC Development Corp. and Subsidiaries
Consolidated Balance Sheets

	February 28, 2003	February 28, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 247,129	$ 1,338,214
Mortgage and note receivable - current	-	31,822
Finance receivables, net	2,540,340	1,708,268
Management fees receivables, net	1,058,188	729,979
Other current assets	138,694	149,713
Total current assets	3,984,351	3,957,996
Property and equipment:		
Property and equipment, at cost	1,116,109	790,169
Less accumulated depreciation and amortization	447,809	298,545
	668,300	491,624
Other assets:		
Real estate held for development and sale	951,358	625,713
Mortgage and note receivable	946,732	943,970
Loans receivable	237,176	196,417
Investment in unconsolidated subsidiaries	103,951	-
Deferred tax asset, net	90,000	-
Other	93,975	61,769
Total other assets	2,423,192	1,827,869
Total assets	$ 7,075,843	$ 6,277,489

See accompanying notes.

MFC Development Corp. and Subsidiaries
Consolidated Balance Sheets (continued)

	February 28, 2003	February 28, 2002
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 365,156	$ 287,890
Current portion of notes payable	758,884	225,153
Income taxes payable	3,507	3,424
Total current liabilities	1,127,547	516,467
Other liabilities:		
Notes payable	274,682	158,654
Deferred Income	-	850,000
Other	28,500	45,000
Total other liabilities	303,182	1,053,654
Minority interest in subsidiary	5,000	5,000
Commitments and contingencies		
Stockholders' equity:		
Preferred stock - $.001 par value; Authorized - 2,000,000 shares; Issued and outstanding - 0 shares	-	-
Common stock - $.001 par value; Authorized - 40,000,000 shares; Issued and outstanding - 1,800,000 shares	1,800	1,800
Capital in excess of par value	5,968,420	5,968,420
Accumulated deficit	(289,468)	(1,254,553)
	5,680,752	4,715,667
Less treasury stock, at cost - 24,947 shares and 10,000 shares at February 28, 2003 and 2002	(40,638)	(13,299)
Total stockholders' equity	5,640,114	4,702,368
Total liabilities and stockholders' equity	$ 7,075,843	$ 6,277,489

See accompanying notes.

MFC Development Corp. and Subsidiaries
Consolidated Statements of Operations

	Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
Revenues			
Gain on sale of real estate	$ 850,000	$ 815,288	$ -
Sale of real estate	-	50,000	119,000
Rental income	103,207	99,246	93,639
Interest from mortgages	83,755	152,189	91,621
Income from the purchase and collections of medical receivables	1,940,808	1,616,787	1,128,849
Medical management service fees	2,282,677	1,432,984	926,014
Total revenues	5,260,447	4,166,494	2,359,123
Costs and expenses			
Real estate	204,280	253,574	435,966
Medical receivables	1,734,291	1,376,644	1,416,420
Medical management services	1,901,531	1,260,230	994,035
Corporate expenses and other	355,838	299,595	349,470
Depreciation and amortization	158,310	104,261	81,449
Total costs and expenses	4,354,250	3,294,304	3,277,340
Income (loss) from operations	906,197	872,190	(918,217)
Other income (expense):			
Interest income	23,176	25,901	24,904
Interest expense	(40,164)	(62,060)	(33,037)
Spin-off expenses	-	-	(209,187)
Minority interest in net income of subsidiary	-	(14,040)	(2,850)
	(16,988)	(50,199)	(220,170)
Income (loss) from continuing operations before (benefit) provision for income taxes	889,209	821,991	(1,138,387)
(Benefit) provision for income taxes	(75,876)	13,606	10,936
Income (loss) from continuing operations	965,085	808,385	(1,149,323)
Income from discontinued operations, net of taxes (including gain on sale of subsidiary of $381,182)	-	-	399,028
Net income (loss)	$ 965,085	$ 808,385	$ (750,295)
Earnings (loss) per common share:			
Earnings (loss) from continuing operations	$ 0.54	$ 0.45	$ (0.64)
Income from discontinued operations	-	-	0.22
Basic and diluted earnings (loss) per common share	$ 0.54	$ 0.45	$ (0.42)
Number of shares used in computation of basic and diluted earnings per share	1,787,350	1,792,662	1,807,261

See accompanying notes.

MFC Development Corp. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock		Total Stock-holders'	Compre-hensive
	Shares	Amount	Capital	Deficit	Shares	Amount	Equity	Income
Balance, February 29, 2000	1,816,462	$ 1,816	$ 5,996,739	$ (1,312,643)	-	$ -	$ 4,685,912	
Net (loss)	-	-	-	(750,295)	-	-	(750,295)	$ (750,295)
Purchase and retirement of treasury stock	(16,462)	(16)	(28,319)	-	-	-	(28,335)	
Comprehensive (loss)	-	-	-	-	-	-	-	$ (750,295)
Balance, February 28, 2001	1,800,000	1,800	5,968,420	(2,062,938)	-	-	3,907,282	
Purchase of treasury stock	-	-	-	-	10,000	(13,299)	(13,299)	
Net income	-	-	-	808,385	-	-	808,385	$ 808,385
Comprehensive income	-	-	-	-	-	-	-	$ 808,385
Balance, February 28, 2002	**1,800,000**	**1,800**	**5,968,420**	**(1,254,553)**	**10,000**	**(13,299)**	**4,702,368**	
Purchase of treasury stock	-	-	-	-	**14,947**	**(27,339)**	**(27,339)**	
Net income	-	-	-	**965,085**	-	-	**965,085**	**$ 965,085**
Comprehensive income	-	-	-	-	-	-	-	**$ 965,085**
Balance, February 28, 2003	**1,800,000**	**$ 1,800**	**$ 5,968,420**	**$ (289,468)**	**24,947**	**$ (40,638)**	**$ 5,640,114**	

See accompanying notes.

MFC Development Corp. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Cash flows from operating activities			
Net income (loss)	$ 965,085	$ 808,385	$ (750,295)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	158,310	104,261	81,449
Gain on sale of real estate held for development and sale	-	(16,376)	(1,872)
Gain on sale of real estate	(850,000)	(815,288)	-
Gain on sale of subsidiaries	-	-	(381,182)
Provision for bad debts and billing adjustments	319,761	101,883	256,981
Net income from unconsolidated subsidiary	(3,951)	-	-
Deferred tax benefit	(90,000)	-	-
Minority interest in net income of subsidiary	-	14,040	2,850
Changes in operating assets and liabilities:			
Increase in management fee receivables	(633,248)	(432,779)	(595,146)
Collections from sale of real estate held for development and sale, net of payment to participant	-	50,000	119,000
Additions to real estate held for development and sale	(132,031)	(75,184)	(45,401)
Prepaid expenses, miscellaneous receivables and other assets	(78,849)	279,196	(22,193)
Net assets of discontinued operations	-	-	(18,926)
Accounts payable, accrued expenses and taxes	77,349	(119,360)	191,624
Other liabilities	(16,500)	23,993	1,007
Net cash used in operating activities	(284,074)	(77,229)	(1,162,104)
Cash flows from investing activities			
Capital expenditures and intangible assets	(227,282)	(182,231)	(85,622)
Finance receivables	(846,794)	198,030	(889,763)
Principal payments on notes receivable	29,060	1,342,518	26,597
Loan receivable	(40,759)	(59,282)	(86,774)
Investment in unconsolidated subsidiary	(25,000)	-	-
Principal payments on loan receivable	-	5,705	42,315
Proceeds from sale of subsidiaries	-	-	1,575,000
Net cash (used in) provided by investing activities	(1,110,775)	1,304,740	581,753
Cash flows from financing activities			
Proceeds of notes payable	699,168	150,000	678,000
Principal payments on notes payable	(368,065)	(199,237)	(465,593)
Sale of equity to minority interest	-	-	100,000
Acquisition of minority interest shares	-	(100,000)	-
Distribution to minority interest	-	(10,834)	(1,056)
Purchase of treasury stock	(27,339)	(13,299)	(28,335)
Net cash provided by (used in) financing activities	303,764	(173,370)	283,016

See accompanying notes.

MFC Development Corp. and Subsidiaries
Consolidated Statements of Cash Flows (continued)

	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Net (decrease) increase in cash and cash equivalents	$ (1,091,085)	$ 1,054,141	$ (297,335)
Cash and cash equivalents, beginning of year	1,338,214	284,073	581,408
Cash and cash equivalents, end of year	$ 247,129	$ 1,338,214	$ 284,073
Additional cash flow information			
Interest paid	$ 42,646	$ 61,909	$ 15,830
Income taxes paid	$ 13,058	$ 18,097	$ 17,916
Noncash investing and financing activities			
Assets acquired under capital leases	$ 98,656	$ 59,012	$ 117,689
Promissory note issued for the purchase of unconsolidated subsidiary	$ 75,000	$ -	$ -
Disbursement of construction loan	$ 145,000	$ -	$ -

See accompanying notes.

1. Organization of the Company

The consolidated financial statements consist of MFC Development Corp. (the "Company" or "MFC") and its wholly-owned subsidiaries. MFC was a wholly-owned subsidiary of FRMO Corp., formerly FRM Nexus, Inc. ("FRM or Nexus"). All of FRM's assets and liabilities were transferred to MFC on August 31, 2000, except for $10,000. Because such entities are under common control, this transaction has been accounted for in a manner similar to a pooling of interests on MFC's books.

The Company was incorporated on May 18, 1990 under the laws of the State of Delaware as PSI Food Services, Inc. On August 9, 2000, the Company changed its name to MFC Development Corp. and increased authorized capital stock from 2,000,000 shares common stock, par value $.10 per share to 2,000,000 shares preferred stock, par value $.001 per share and 40,000,000 shares common stock, par value $.001 per share. The Board of Directors is authorized to provide at anytime for the issuance of MFC preferred stock with the rights, preferences and limitations as established by the Board. Stockholders' equity for prior periods was restated to reflect this change.

2. Basis of Presentation

Business Activities of the Company

The Company operates in two distinct industries consisting of real estate and medical financing.

The real estate business is conducted by the Company through various subsidiaries. It owns real estate in New York, which is currently held for development and sale, and holds a mortgage on a real estate parcel in Connecticut.

The medical financing business is conducted through (i) Medical Financial Corp., a wholly owned subsidiary, which purchases insurance claims receivables from medical practices and provides certain services to those practices; and (ii) three other subsidiaries were formed to provide additional management services to certain medical practices.

In addition to the two operating divisions of the Company, a new division, Capco, was formed during 2000. Capco, which has not yet conducted the business for which it was formed, will operate through a majority owned subsidiary of the Company. This LLC was approved as a "certified capital company" pursuant to Sections 11 and 1511 of the New York State Tax Law (herein a "Capco"). A "certified capital company" as used in this context is a "for profit" entity, located and qualified to conduct business in New York State, which is certified by the New York State Insurance Department ("Department") based on standards set forth in the New York Tax Law (the "Statute"). The Statute creates a tax credit incentive mechanism to encourage investment of financial resources by insurance companies into venture capital to businesses approved by the Department as qualified to provide jobs and promote the growth of the economy in New York State ("Qualified Businesses"). Capco will seek to participate in any future New York Capco programs, pending authorization of additional State funding for this program.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries (hereinafter also referred to as the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Significant Accounting Policies

Revenue Recognition

Real Estate. The full accrual method is used on the sale of real estate if the profit is determinable, the Company is not obligated to perform significant activities after the sale to earn the profit and there is no continuing involvement with the property. If the buyer's initial and continuing investments are inadequate to demonstrate a commitment to pay for the property, the installment method is used, resulting in the deferral of income. If there is continuing involvement with the property by the Company, the financing method is used.

Purchase and Collection of Medical Insurance Claims Receivables. A fee is charged to medical providers upon the purchase of their accounts receivable by the Company. The fee is for the up-front payment that the Company makes upon purchase of the receivables and for collection services rendered to collect the receivables. This fee income is deferred and recognized over the contractual collection period in proportion to the costs of collection. The deferred fee income is netted against finance receivables (see note 5). The Company is not entitled to interest on unpaid principal balances.

Through June 1, 2001, income was recognized on a pro-rata basis as the related net collectible value of the receivables were collected. The Company incurs most of its expenses at the beginning of the contractual collection period, while collections vary throughout the period. Effective June 1, 2001, the Company determined that income would be more accurately reflected if the related costs of collection were used as a basis for determining the timing of revenue recognition over the contractual period since the Company is entitled to this fee whether or not the receivables are collected. The total amount of revenue during the contractual period remains the same under both methods. As a result of the modification as to the timing of revenue recognition, an additional $120,000 was included in revenue during the year ended February 28, 2002.

Medical Management Service Fees. Three subsidiaries provide additional management services to certain medical practices. Management fees are billed to these medical practices monthly in amounts that are relative to the expenses and services provided by the Company for that month. The accrual method of accounting is used to record all management service fees.

Receivables

Mortgages and Notes Receivable

Mortgages and notes receivable result from the sale of real estate. These receivables bear interest and are recorded at face value, less unamortized discount.

Impairment Assessment The Company evaluates the credit positions on its notes receivable and the value of the related collateral on an ongoing basis. The Company estimates that all of its notes receivable are fully collectible and the collateral is in excess of the related receivables. The Company continually evaluates its notes receivable that are past due as to the collectibility of principal and interest. The Company considers the financial condition of the debtor, the outlook of the debtor's industry, decrease in the ratio of collateral values to loans and any prior write downs on loans. The above considerations are all used in determining whether the Company should suspend recording interest income on any notes receivable or provide for any loss reserves.

3. Significant Accounting Policies (continued)

Revenue Recognition

Finance and Management Receivables

The Company purchases the net collectible value of medical insurance claims on a limited recourse basis. Net collectible value is the amount that the insurance companies will pay based on established fee schedules used by insurance companies. The net collectible value is often less than the face value of the claim due to the difference in billing rates between the established fee schedules and what the medical practice ordinarily would bill for a particular procedure. The Company is only responsible to collect the fee scheduled amount. If any amounts are collected in excess of the purchased amount and the Company's fee, that amount will be applied to the client's loan balance. Finance receivables are reported at their outstanding unpaid principal balances, reduced by any charge-off or valuation allowance and net of unearned revenues. The recourse basis is limited to the extent any receivables purchased by the Company are disputed. Such receivables are deemed to be invalid and are substituted or repaid at the end of the contractual period. The Company is still entitled to the collection of its fees from customers regardless of whether or not the underlying accounts receivable are collectible. Performance of these receivables are personally guaranteed by the owner of the practice and/or the principals of the related management companies.

The Company purchases the receivables and has the right to return the "invalid receivables." By contractual definition, these are receivables that have not been recovered from insurance companies because of denials, requests for additional information not readily available, or a matter under investigation within 180 days of the purchase date.

In addition to the right to return the invalid receivables to the Seller, the Company has the right to offset any of its obligations to the Seller by any invalid receivables. As a result of the right of return and right of offset features, the Company believes that a valuation allowance generally is not required for these receivables.

Impairment Assessment. Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the customer's ability to repay, the estimated value of any underlying collateral and current economic conditions.

Depreciation and Amortization

Depreciation of property and equipment is provided by application of the straight-line method over estimated useful lives as follows:

Furniture and fixtures	7 years
Computer, medical and transportation equipment	5 years

Amortization of leasehold improvements is provided by the application of the straight-line method over the shorter of their estimated useful lives or the terms of the related leases and range from 1.5 to 22 years.

Real Estate Held for Development and Sale

Properties are carried at the lower of acquisition cost or market, less the costs to sell. The methods for valuing property and mortgages where current appraisals are unobtainable are based on management's best judgments regarding the economy and market trends. As a result, estimates may change based on ongoing evaluation of future economic and market trends. Such judgments are based on management's knowledge of real estate markets in general and of sale or rental prices of comparable properties in particular.

3. Significant Accounting Policies (continued)

Leases

Leases which transfer substantially all of the risk and benefits of ownership are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Such assets are amortized in the same manner as owned assets are depreciated. Interest expenses relating to the lease liabilities are recorded to effect constant rates of interest over the terms of the leases. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to expense as incurred.

Investment in Unconsolidated Subsidiaries

The Company's investments in subsidiaries in which the ownership interest is greater than 20%, but less than 51%, are accounted for using the equity method.

Income Taxes

Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Earnings per Share

Earnings per common share for each of the three years ended February 28, 2003, is calculated by dividing net income by weighted average common shares outstanding during the period. The effect of outstanding stock options on earnings per share does not have a material effect in calculation of earnings per share during any of the periods presented.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

Concentration of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, money market mutual funds, commercial paper and trade and notes receivable. As of February 28, 2003, the Company had $118,000 of cash in one of its accounts.

Finance receivables arise from the purchase from medical providers in the New York City area of their insurance claims from various insurance companies. For the year ended February 28, 2003, fees earned from five medical providers were 20%, 18%, 12%, 11% and 10% of earned fees. For the year ended February 28, 2002, fees earned from four medical providers were 18%, 16%, 14% and 12% of earned fees. For the year ended February 28, 2001, fees earned from four medical providers were 19%, 13%, 11% and 11% of earned fees. As of February 28, 2003, claims receivable from two insurance companies comprised 13% and 15% of total finance receivables. As of February 28, 2002, claims receivable from two insurance companies comprised 20% and 10% of total finance receivables.

All note receivables are from the sale of real estate in New York and Connecticut (see Note 4).

3. Significant Accounting Policies (continued)

Advertising Costs

The Company expenses the cost of advertising as incurred. For the years ended February 28, 2003, 2002 and 2001 advertising expense totaled approximately $5,000, $1,000, and $5,000.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a sale.

The carrying amounts and estimated fair values of financial instruments approximated their carrying values for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The prior year balance of due to finance customers was reclassified to conform to the current year presentation as disclosed in Note 5. Finance receivables and management receivables, which in prior years were combined, are now stated separately to reflect the increase in the medical management activity. Certain prior year line items on the statement of cash flows has been reclassified to reflect these changes.

Effects of New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 142 ("SFAS No.142"), "Goodwill and Other Intangible Assets." SFAS No.142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No.142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. The provisions of this Statement became effective on March 1, 2002 and were required to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS No.142 did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of SFAS No.143 effective March 1, 2003. The adoption of SFAS No.143 is not expected to have a material impact on the financial statements.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No.144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on our financial statements.

3. Significant Accounting Policies (continued)

Effects of New Accounting Pronouncements (continued)

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. Certain provisions of this statement related to the classification of gains and losses from extinguishment of debt are required to be adopted by the Company beginning March 1, 2003. All other provisions were required to be adopted after May 15, 2002. It is not anticipated that the adoption of this statement will have a material impact on the consolidated financial position, consolidated results of operations or liquidity of the Comapany.

In June 2002, SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement provides guidance on the recognition and measurement of liabilities associated with disposal activities and became effective for the Company on January 1, 2003.

In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.123," which amends SFAS No.123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The transition and annual disclosure provisions of SFAS No.148 are effective for fiscal years ending after December 15, 2002. In addition, SFAS No.148 amends the disclosure requirements of SFAS No.123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for stock-based compensation to employees under APB Opinion No. 25 and related interpretations.

4. Real Estate Activities

Sale of Real Estate, Granby, Connecticut

The Company sold an office building in East Granby, Connecticut during fiscal 1996 and leased back a portion of the space, which was then subleased to a third party through August 31, 2002. The Company remained obligated on its leaseback for a 42 month period from September 1, 2002 through February 28, 2006 (the Vacancy Period) for monthly rentals of $31,062. As a result, $850,000 of the gain recorded on the sale in 1996, representing the present value of the monthly rental for 42 months, was deferred. In fiscal 1998, Northwest Management Corp. ("NWM"), a shareholder of the Company signed an agreement to indemnify the Company for any payments made during the Vacancy Period in consideration for keeping any rentals from a new sublease which might be obtained during the Vacancy Period in excess of $31,062 per month. The president of NWM, Lester Tanner, also a shareholder, director and president of the Company, has the power to vote NWM shares, which are owned by his two children. From September 1, 2002 through January 31, 2003 the Company paid the monthly rentals for the vacant space of $31,062, all of which were reimbursed to the Company by NWM pursuant to its indemnity agreement.

On February 1, 2003, the Company was released from its obligation under the 1996 leaseback, when NWM provided a substitute lease for the Vacancy Period at $31,062 per month, which was accepted by the owner of the property. The owner of the property is a limited liability company, 24% owned by Lester Tanner's daughter. The Company agreed with the owner to reduce, from 9% per annum to 7% per annum, the interest rate on the second mortgage that the Company holds on the property for the period from February 1, 2003 through March 1, 2006 and to defer principal payments during the same period. As a result of the termination of its leaseback, the Company recorded a gain of $850,000 in the fiscal year ending February 28, 2003.

4. Real Estate Activities (continued)

Sale of Real Estate, Goshen, New York

During fiscal years 1997 and 1996, the Company sold real estate in Goshen, New York for $2,499,350. This transaction and the related note receivable was with Windemere Pines at Goshen, Inc. ("Windemere"), a part of the Windemere Group of construction companies, in which Jed Schutz is an officer, director and shareholder. Mr. Schutz is also a shareholder of MFC and FRM and was a director of FRM until May 1999.

The consideration received on this sale did not satisfy the initial investment criteria to use the full accrual method of profit recognition. The sale was accounted for using the installment method, resulting in the deferral of income until the initial and continuing investment criteria is sufficient (see Note 3). The installment method was used since recovery of the cost of the property is reasonably assured if the buyer defaults on the mortgage receivable.

In August 2001, the Company entered into an agreement with Windemere regarding the mortgage receivable and debenture on the property located in Goshen, New York (together the "Goshen Receivables"). Under the terms of the agreement, Windemere satisfied the Goshen Receivables by payments of $167,500 on August 16, 2001 and $1,507,500 on November 14, 2001, which included principal and accrued interest, resulting in the realization of $745,000 of deferred income related to the original sale of the property.

Interest income from this transaction (principal amount of note receivable was $2,310,000) was $63,075 and $-0- for the years ended February 28, 2002 and 2001. The terms of the note called for an annual payment of interest of $30,000. The payment for fiscal 2000 was not paid, which resulted in the suspension of accruing interest from December 1, 1999 through May 31, 2001. There was no allowance for loss because the market value of the collateral, less costs to sell, was greater than the carrying amounts of the related notes receivable and accrued interest receivable.

Other Real Estate Sales

The Company sold eight condominium units in Hunter, New York, during the years ended February 28, 2002 and 2001 for various amounts as part of the operations of the real estate division.

In each of January 2001 and May 2001, the land for eight unbuilt condominium units in Hunter, New York was sold to a related party, Eastern Mountain Properties, LLC, which is 45% owned by Dr. Anne-Renne Testa, who is the wife of Lester Tanner, a director, president and shareholder of the Company. Each parcel of land was sold for $50,000, which approximated the fair market value of the property, based on a bid for the same amount from an unrelated party, which was acceptable to the Company, but was later withdrawn. The Company realized a gain of $16,000 from the sale of each property.

Mortgage and Note Receivable

Mortgage and note receivable, arising from the sale of real estate, consists of the following:

	February 28, 2003	February 28, 2002
Granby, Connecticut (Real Estate Operator)	$ 946,732	$ 975,792
Less current portion	-	(31,822)
	$ 946,732	$ 943,970

4. Real Estate Activities (continued)

Mortgage and Note Receivable (continued)

This mortgage calls for monthly payments of interest only at the rate of 7% per annum through March 1, 2006. Beginning on April 1, 2006, payments will include principal and interest at the rate of 9% per annum. The mortgage is collateralized by the underlying real estate and matures as follows:

Year ending February 28,		
2004	$	-
2005		-
2006		-
2007		31,549
2008		37,508
Thereafter		877,675
	$	946,732

As of February 28, 2003 and 2002, this mortgage receivable was performing.

The Granby note receivable is being used as collateral for certain debt. Co-investors will share in the positive cash flow from the collections of this note, after deducting costs and expenses of carrying and developing the Granby property.

Real Estate Held for Development and Sale

The following properties are included in real estate held for development and sale:

The Hunter property is located at the base of Hunter Mountain in Greene County, New York. This property includes approximately 70 acres of undeveloped land, a hotel site, a clubhouse with a recreational facility, an office building that is currently being converted into three townhouse units and a sewage treatment plant that serves the development. This property was acquired through foreclosure and was written down to its fair market value. The net proceeds of any sales of this property will be allocated 65% to the Company and 35% to co-investors, after deducting the cost of carrying all of the Hunter properties. This property is being used as collateral for a construction loan and a line of credit.

In October 2002, the Company commenced construction at its Hunter, New York property of the renovation of a vacant office building into three condominium units. A construction loan in the amount of $290,000 was obtained, which is secured by the Hunter property. The Company is capitalizing interest and loan acquisition costs during the construction period. For the year ended February 28, 2003, $9,000 of interest and loan acquisition costs were capitalized.

Waste Water Treatment Plant

Highlands Pollution Control Corp. (HPCC), a subsidiary of the Company, owns a wastewater treatment facility at the Hunter property, which is located in the New York City ("NYC") watershed area. NYC has modified the environmental regulations for the watershed area to ensure clean drinking water is available to its residents. NYC entered into an agreement with HPCC to bring the facility in compliance with the new regulations. Under the terms of the agreement, NYC has agreed to reimburse HPCC for all costs incurred with the upgrade of the facility. During the years ended February 28, 2003, 2002 and 2001, HPCC has incurred costs and has been reimbursed by NYC for amounts approximating $1,448,000, $116,000 and $126,000. The costs and reimbursements have been netted in the accompanying balance sheet.

5. *Finance and Management Fee Receivables, Net*

Net finance and management fees receivables consist of the following:

	February 28, 2003	February 28, 2002
Gross finance receivables	$ 4,902,950	$ 3,882,913
Allowance for credit losses	(264,285)	(252,535)
Deferred finance income	(223,390)	(224,231)
	4,415,275	3,406,147
Due to finance customers	(1,874,935)	(1,697,879)
Net finance receivables	$ 2,540,340	$ 1,708,268
Gross management fee receivables	$ 1,682,044	$ 1,048,796
Allowance for billing adjustments	(623,856)	(318,817)
Net management fee receivables	$ 1,058,188	$ 729,979

Due to finance customers represents the amount of the unpaid receivables less the advance payment and fee that the Company charges. The Company is liable for this amount only if (i) it is collected or (ii) if an insurance carrier suffers a financial inability to pay.

Management service fees are billed monthly according to the cost of services rendered to the client. If the assets of the management client, which is also a finance client, are not enough to satisfy the billed fees, an allowance for billing adjustments is recorded to reduce the Company's net receivables to an amount that is equal to the assets of the client that are available for payment.

There is approximately $5,198,000 of additional collateral consisting of finance receivables that are past the contractual collection period, and written off, but not yet uncollectible.

Certain of these receivables are collateral for a line of credit.

6. *Property and Equipment*

Property and equipment consists of the following:

	February 28, 2003	February 28, 2002
Leasehold improvements	$ 90,117	$ 73,587
Computer equipment & software	485,968	328,734
Medical equipment	131,318	84,281
Equipment under capital leases	342,728	244,072
Other equipment and furniture	65,978	59,495
	1,116,109	790,169
Less accumulated depreciation and amortization	447,809	298,545
Property and equipment, net	$ 668,300	$ 491,624

As of February 28, 2003 and 2002, accumulated amortization of equipment under capital leases was $123,804 and $78,030.

For the years ended February 28, 2003, 2002 and 2001, depreciation expense, which includes amortization under capital leases, was $149,262, $104,621 and $81,449.

7. Loans Receivable

In February 2000, one of the Company's subsidiaries entered into an agreement to provide management services to a finance client's radiology practice. These services include operating an MRI facility that the Company leases from a third party. In February 2000, the Company entered into an additional agreement to pay the prior operator ("the Manager") of the MRI facility a management fee of 50% of the positive cash flow from the services derived from that facility, in exchange for the continuation of his management and business development services. During fiscal 2003, the Company paid $54,278 to the Manager in consideration for a reduction of the current and future periods' management fee to 10% of positive cash flow. The remainder of the cash flow is retained by the Company. The amount paid for the reduction of future management fees is being amortized over 36 months. For the year ended February 28, 2003, amortization expense was $9,046.

As part of this agreement, the Company agreed to administer the repayment of certain debts of the manager from various sources of funds that are due to him. The Company at its discretion, advanced cash to meet the schedule of payments when the source of funds was insufficient to do so. As of February 28, 2003, those debts were repaid and the Company will no longer advance cash for that purpose. These advances bear interest at the rate of prime plus 2%, with a minimum rate of 12%. The outstanding balances on this loan at February 28, 2003 and 2002 were $237,176 and $196,417.

8. Investments in Unconsolidated Subsidiaries

In November 2002, the Company obtained a 25% and 33% equity interest in two Limited Liability Companies that together operate an MRI facility for a finance client's radiology practice. The acquisition cost was $100,000 which included a down-payment of $25,000 and a note in the amount of $75,000, which is secured by the Company's membership interest in the two Limited Liability Companies (see Note 9). The Company is accounting for these investments under the equity method.

9. Notes Payable

Notes payable include the following:

	February 28, 2003	February 28, 2002
Series A Bonds	$ 575,000	$ -
Series B Bonds	25,000	-
Bank loans	240,472	-
Promissory note	62,810	-
Related party credit line	-	270,000
Capital lease obligations	130,284	113,807
	1,033,566	383,807
Less current maturities	758,884	225,153
Long-term debt	$ 274,682	$ 158,654

Series A Bonds: In July 2002, the board of directors authorized the Company to issue an aggregate of $750,000 of Series A Bonds ("Bonds") in $25,000 increments to finance additional growth of the medical division. There were $575,000 of Bonds outstanding at February 28, 2003. Each Bond matures eighteen months after the issue date and may be extended for additional six month periods by mutual consent of the Company and the individual bondholders. Interest is payable monthly, and is calculated at a rate of prime plus 3% but not less than 9% per annum nor more than 15% per annum. The rate of interest will be adjusted at the end of each calendar quarter. The rate of interest as of February 28, 2003 was 9%. Monthly interest only payments are due through maturity. The Bonds may only be prepaid

9. Notes Payable (continued)

on 120 days prior written notice. The Company, at the option of the bondholders, may be required to prepay on 60 days prior written notice, up to an aggregate of $50,000 per bondholder per 60 day period. The Company may not issue more than $100,000 of Bonds to each bondholder. A director, officer and shareholder of the Company is related to four of the bondholders. Another director and shareholder holds a $25,000 bond.

The Bonds are a joint and several obligation of the Company and its subsidiary, Medical Financial Corp. The Bonds are collateralized by insurance claims receivable purchased by Medical Financial Corp., which are not older than six months, equal to at least 333% of the principal sum outstanding under the line.

Series B Bonds: In February 2003, the board of directors authorized the Company to issue an aggregate of $450,000 of Series B Bonds ("Bonds") in $25,000 increments to finance the development of the real estate in Hunter, NY and elsewhere, except for $25,000, which may be used by the Company for the purchase of additional shares of its common stock. There was one $25,000 Bond outstanding at February 28, 2003, which was held by NWM Capital, LLC., a related party that is owned by an officer, director and shareholder of the Company. Each Bond matures eighteen months after the issue date and may be extended for additional six month periods by mutual consent of the Company and the individual bondholders. Interest is payable monthly, and is calculated at a rate of prime plus 3% but not less than 9% per annum nor more than 15% per annum. The rate of interest will be adjusted at the end of each calendar quarter. The rate of interest as of February 28, 2003 was 9%. Monthly interest only payments are due through maturity. The Bonds may only be prepaid on 120 days prior written notice. The Company, at the option of the bondholders, may be required to prepay on 60 days prior written notice, up to an aggregate of $50,000 per bondholder per 60 day period. The Company may not issue more than $100,000 of Bonds to each bondholder.

The Bonds are a joint and several obligation of the Company and its subsidiary, Yolo Equities Corp. The Bonds are collateralized by the mortgage note receivable on the property located in Granby, Ct.

Bank Loan - Construction: In October 2002, the Company obtained a $290,000 construction loan to be used for development at its Hunter, New York property. As of February 28, 2003, the Company's borrowing on this loan was $217,500. The terms of the loan call for monthly payments of interest until the earlier of the loan being fully disbursed or June 1, 2003, at which time it converts into a term loan with monthly payments of principal and interest that will amortize the loan in 15 years. Interest is at a rate of prime plus 1.5% but not less than 6.25% per annum nor more than 14% per annum. The rate of interest and monthly payment will be adjusted once every year beginning on May 1, 2004. The current rate of interest is 6.25%. This loan is secured by the Hunter property and is guaranteed by Lester Tanner, who is a director, shareholder and President of the Company. There were $2,900 of commitment fees paid in connection with this loan.

Bank Loan - Equipment: In September 2002, the Company obtained a $27,000 loan secured by certain existing computer equipment. This loan is for a term of 36 months with monthly payments of $916 for principal and interest at the rate of 14% per annum. There were no commitment fees paid in connection with this loan.

Promissory Note: In November 2002, the Company became obligated under a $75,000 note for a 25% and 33% equity interest in two Limited Liability Companies. The terms of the note call for 12 monthly payments, beginning in January 2003 of $6,455 for principal and interest at the rate of 6% per annum. The note is secured by the Company's membership interest in the two Limited Liability Companies.

Related Party Credit Line: In October 2000, a $500,000 line of credit was obtained from a related party, NWM Capital, LLC., which is owned by an officer, director and shareholder of the Company. By mutual consent of the Company and NWM, the line was terminated on August 31, 2002 and the then outstanding balance of $110,000 was paid in full. The line provided for interest on outstanding balances at a rate of 15% per annum (12% effective April 1, 2002). There were no commitment fees paid in connection with this line of credit.

9. Notes Payable (continued)

Interest expense on related party borrowings for the years ended February 28, 2003, 2002 and 2001 was $9,950, $50,305 and $20,639.

Capital Lease Obligations. The Company has acquired certain equipment under various capital leases expiring in 2005. The leases provide for monthly payments of principal and interest of $10,723 and have been capitalized at imputed interest rates of 10.00% to 19.04%.

Aggregate maturities of the amount of notes payable and capital leases at February 28, 2003 are as follows:

Year ending February 28,	Notes Payable	Capital Lease Obligations	Total
2004	$ 683,478	$ 87,238	$ 770,716
2005	27,003	57,860	84,863
2006	23,904	-	23,904
2007	19,844	-	19,844
2008	21,121		21,121
Thereafter	127,932	-	127,932
	903,282	145,098	1,048,380
Amount representing interest	-	14,814	14,814
Total (a)	$ 903,282	$ 130,284	$ 1,033,566

(a) Total capital lease obligations represent present value of minimum lease payments.

10. Treasury Stock

On November 27, 2002, the Company mailed to its shareholders who own 99 or fewer shares of its common stock an offer to purchase the shares at $2.00 per share before January 8, 2003. The total number of shares owned by said small shareholders is less than 5% of the Company's outstanding shares. The total amount of shares repurchased was 9,447, for a total amount of $18,894. The Company purchased an additional 5,500 shares of common stock for $8,445 in 2003.

11. Minimum Operating Lease Commitments

In March 2000, one of the Company's subsidiaries in the medical division signed a five year lease for premises for an MRI facility that will be used to provide management services for a radiology practice.

In April 2000, MFC signed a lease extension for its executive offices under a seven year lease expiring on February 28, 2007.

In April 2001, one of the Company's subsidiaries in the medical division signed a three year lease extension for premises that are used to provide management services for a medical practice that provides physical therapy and pain treatment.

In October 2002, one of the Company's subsidiaries in the medical division signed a four year lease for premises for an MRI facility that will be used to provide management services for a radiology practice.

11. Minimum Operating Lease Commitments (continued)

Subject to annual real estate adjustments, the following is a schedule of future minimum rental payments required under the above operating leases:

Year ending February 28,		
2004	$	206,231
2005		154,610
2006		90,405
2007		86,420
	$	537,666

For the years ended February 28 2003, 2002 and 2001 rent expense totaled approximately $217,563, $211,000 and $172,000.

Other Commitments and Contingencies

In the normal course of business, the Company becomes a party to various legal claims, actions and complaints. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

12. Stock Options

Each non-employee director who owns less than 5% of the Company's stock is annually granted a five year option to purchase 1,500 shares of common stock. The exercise price of the options is the mean between the high and low asked price at the close of trading on the grant date. As of February 28, 2003, three directors had been issued options totaling 12,000 shares, expiring through July 18, 2007, at option prices ranging from $1.00 to $2.00 per share.

As allowed by SFAS 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its stock option grants to board members. Under APB 25, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. The Company has determined that utilizing the fair value method of SFAS 123 would have an immaterial effect on its results of operations for all periods presented.

13. Income Taxes

The (benefit) provision for income taxes consist of the following:

	Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
Current:			
Federal	$ -	$ -	$ -
State	14,124	13,606	10,936
Total current	14,124	13,606	10,936
Deferred:			
Federal	(77,000)	-	-
State	(13,000)	-	-
Total deferred	(90,000)	-	-
Total	$ (75,876)	$ 13,606	$ 10,936

13. Income Taxes (continued)

MFC and its subsidiaries filed consolidated tax returns with FRM through January 23, 2001, which had no federal tax liability due to current and prior year net operating losses. After January 23, 2001, MFC and its subsidiaries are not filing consolidated tax returns with FRM. MFC and its subsidiaries file individual state tax returns. The gain on sale of real estate, resulting from the recognition of deferred income from the sale of the Granby, Ct property in fiscal 2003 and the settlement of the Goshen receivables in fiscal 2002 were both included in taxable income of the Company's former parent in the years that the properties were sold.

The Company has net operating loss ("NOL") carryforwards for Federal purposes of approximately $4,590,000. These losses will be available for future years, expiring through February 28, 2022. During fiscal 2003, the Company utilized $32,000 of its Federal NOL carryforwards. The Company, however, has taken a 94% valuation allowance against Federal NOL carryforwards due to a prior history of operating tax losses and the uncertainty of generating enough taxable income through out the carryforward period to utilize the full amount available.

Significant components of deferred tax assets (liabilities) were as follows:

	Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
Tax loss carryforwards	$ 1,560,591	$ 1,218,875	$ 521,273
Less valuation allowance	(1,470,591)	(1,218,875)	(521,273)
Deferred tax assets	$ 90,000	$ -	$ -

The following is a reconciliation of the statutory federal and effective income tax rates for the years ended:

	Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
	% of Pretax Income	% of Pretax Income	% of Pretax Income
Statutory federal income tax expense rate	34.0	34.0	(34.0)
Recognition of previously taxed deferred income	(32.5)	(34.0)	
Other permanent timing differences	0.2	-	-
Utilization of NOL carryforwards - current	(1.7)	-	-
Utilization of NOL carryforwards - deferred	(10.1)	-	-
Valuation allowance against NOL carryforwards	-	-	34.0
State taxes, less federal tax effect	1.6	1.6	1.0
	(8.5)	1.6	1.0

14. Discontinued Operations

On May 23, 2000, the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000, the Company completed the sale of Wendcello Corp., including all of its assets and liabilities, and received $1,575,000 in cash, resulting in a gain of approximately $381,000.

During the period from May 23, 2000 (the measurement date for discontinuing operations of the food service division) to June 20, 2000 (disposal date), net income from operations of the discontinued food service division was $11,700. The results of operations of Wendcello has been classified as discontinued operations.

A summary of the results of discontinued operations for the food services division is as follows for the year ended February 28, 2001:

Operating revenues, including gain on sale of subsidiary of $381,182	$ 3,714,425
Operating expenses	3,316,091
Income from operations	398,334
Interest expense, net of interest (income)	(1,774)
Income before income taxes	400,108
Income taxes	1,080
Income from discontinued operations, net of taxes	$ 399,028

15. Business Segment Information

Operating segments are managed separately and represent separate business units that offer different products and serve different markets. The Company's reportable segments include: (1) real estate, (2) medical financing, and (3) other, which is comprised of corporate overhead, Capco (which is inactive) and net assets of discontinued operations. The real estate segment operates in New York and Connecticut. The medical financing segment operates in New York and New Jersey.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment balances have been eliminated.

Business segment information follows:

15. Business Segment Information (continued)

	Real Estate	Medical Financing	Other	Total
February 28, 2003				
Total revenue from external customers	$ 1,036,962	$ 4,223,485	$ -	$ 5,260,447
Income (loss) from operations	830,668	434,088	(358,559)	906,197
Other expense (income), net	(923)	20,380	(2,469)	16,988
Income (loss) from continuing operations before (benefit) provision for income taxes	831,591	413,708	(356,090)	889,209
Total assets	1,874,251	4,573,412	628,180	7,075,843
Capital expenditures	-	323,229	2,709	325,938
Depreciation and amortization	2,014	153,575	2,721	158,310
February 28, 2002				
Total revenue from external customers	$ 1,116,723	$ 3,049,771	$ -	$ 4,166,494
Income (loss) from operations	860,092	314,119	(302,021)	872,190
Other expense (income), net	(2,778)	41,829	11,148	50,199
Income (loss) from continuing operations before (benefit) provision for income taxes	862,870	272,290	(313,169)	821,991
Total assets	(20,473)	5,122,948	1,175,014	6,277,489
Capital expenditures	2,833	235,505	2,905	241,243
Depreciation and amortization	3,057	98,778	2,426	104,261
February 28, 2001				
Total revenue from external customers	$ 304,260	$ 2,054,863	$ -	$ 2,359,123
Income (loss) from operations	(138,277)	(430,470)	(349,470)	(918,217)
Other expense (income), net	(9,928)	21,944	208,154	220,170
Income (loss) from continuing operations before (benefit) provision for income taxes	(128,349)	(452,414)	(557,624)	(1,138,387)
Total assets	4,078,447	3,027,154	116,499	7,222,100
Capital expenditures	4,322	201,189	500	206,011
Depreciation and amortization	2,821	74,878	3,750	81,449

16. Supplemental Financial Information

Selected Quarterly Financial Data (Unaudited)

	Quarter				
	First	Second	Third	Fourth	Total
Year ended February 28, 2003					
Total revenue	$ 966,539	$ 1,145,965	$ 1,177,098	$ 1,970,845	$ 5,260,447
Net income	$ 31,867	$ 28,583	$ 20,004	$ 884,631	$ 965,085
Earnings per common share:					
Basic and diluted income per common share	$ 0.02	$ 0.02	$ 0.01	$ 0.50	$ 0.54
Number of shares used in computation of basic and diluted earnings (loss) per share	1,790,000	1,790,000	1,789,665	1,779,590	1,787,350
Year ended February 28, 2002					
Total revenue	$ 782,029	$ 926,082	$ 1,552,943	$ 905,440	$ 4,166,494
Net (loss) income	$ (43,777)	$ 50,869	$ 728,291	$ 73,002	$ 808,385
Earnings (loss) per common share:					
Basic and diluted (loss) income per common share	$ (0.02)	$ 0.03	$ 0.41	$ 0.04	$ 0.45
Number of shares used in computation of basic and diluted loss per share	1,797,863	1,790,000	1,790,000	1,790,000	1,792,662

MFC Development Corp. and Subsidiaries
Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts
Year ended February 28, 2003

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	(Deductions)	Balance at End of Period
February 28, 2003					
Allowance for credit losses	$ 252,535	$ 11,750	$ -	$ -	$ 264,285
Allowance for billing adjustments	$ 318,817	$ -	$ 305,039	$ -	$ 623,856
Valuation allowance -					
Deferred tax asset	$ 1,218,875	$ -	$ 341,716	$ (90,000)	$ 1,470,591
February 28, 2002					
Allowance for credit losses	$ 233,345	$ 19,190	$ -	$ -	$ 252,535
Allowance for billing adjustments	$ 236,124	$ -	$ 82,693	$ -	$ 318,817
Valuation allowance -					
Deferred tax asset	$ 521,273	$ -	$ 697,602	$ -	$ 1,218,875
February 28, 2001					
Allowance for credit losses	$ 212,488	$ 20,857	$ -	$ -	$ 233,345
Allowance for billing adjustments	$ -	$ -	$ 236,124	$ -	$ 236,124
Valuation allowance -					
Deferred tax asset	$ 728,169	$ -	$ (206,896)	$ -	$ 521,273

Allowance for Credit Losses: A periodic evaluation of the allowance for credit losses on finance receivables is based on the Company's past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the customer's ability to repay, the estimated value of any underlying collateral, the outlook of the debtor's industry and current economic conditions. When the Company estimates that it may be probable that a specific customer account may be uncollectible, that balance is included in the allowance calculation.

Allowance for Billing Adjustments: Management service fees are billed monthly according to the cost of services rendered to the client. If the assets of the management client, which is also a finance client, are not enough to satisfy the billed fees, an allowance for billing adjustments is recorded to reduce the Company's net receivables to an amount that is equal to the assets of the client that are available for payment.

Schedule III - Real Estate and Accumulated Depreciation
Year ended February 28, 2003

Column A	Column B	Column C		Column D		Column E			Column F
		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at which Carried at Close of Period			
Description	Encumbrances	Land	Buildings & Improvements	Improvements	Carrying Cost	Land	Buildings & Improvements	Total	Accumulated Depreciation
Partial investment in condominium development, Hunter, NY	$ -	$ -	$ 467,560	$ 128,830	$ 62,946	$ 60,585	$ 890,773	$ 951,358	$ -
Total	$ -	$ -	$ 467,560	$ 128,830	$ 62,946	$ 60,585	$ 890,773	$ 951,358	$ -

	Column G	Column H	Column I
	Date of Construction	Date Acquired	Line where Depreciation Computed
Columns continued from above	-	02/29/1996	N/A

The following is a reconciliation of the total amount at which real estate was carried for the years ended:

	February 28, 2003		February 28, 2002		February 28, 2001	
Balance at beginning of period		$ 625,713		$ 584,153		$ 655,880
Additions during period						
Other acquisitions	-		-		-	
Improvements, etc.	325,645		75,183		45,401	
Capitalized carrying costs	-	325,645	-	75,183	-	45,401
		951,358		659,336		701,281
Deductions during period						
Cost of real estate sold	-		33,623		117,128	
		-		33,623		117,128
Balance at close of period		$ 951,358		$ 625,713		$ 584,153

The Federal Income Tax Basis of the Hunter property is $1,230,367.

Schedule IV - Mortgage Loans on Real Estate
Year ended February 28, 2003

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H
Description	Interest Rate	Final Maturity Date	Periodic Monthly Payment	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or Interest
Second mortgage							
Office building,							
Granby, CT		03/08/17		$2,436,759	$ 946,732	$ 946,732	$ -
through 3/1/06	7%		$ 5,523				
4/1/06-3/8/17	9%		$ 9,863				
					$ 946,732	$ 946,732	$ -

The following is a reconciliation of the total amount at which mortgage loans were carried for the years ended:

	February 28, 2003		February 28, 2002		February 28, 2001	
Balance at beginning of period		$ 975,792		$ 3,152,683		$ 3,179,280
Additions during period						
New mortgage loans	-		-		-	
		-		-		-
		975,792		3,152,683		3,179,280
Deductions during period						
Collection of principal	29,060		1,342,518		26,597	
Settlement of Goshen receivables	-		834,373		-	
		29,060		2,176,891		26,597
Balance at close of period		$ 946,732		$ 975,792		$ 3,152,683

EXHIBIT INDEX

All exhibits are incorporated herein by reference to Amendment No. 3 to Form 10 dated January 17, 2001.

Exhibit Number	Exhibit Description
3.01	Certificate of Incorporation of the Company
3.03	Amended By-Laws of the Company
5.01	Opinion of Tanner Propp, LLP
21.01	A list of subsidiaries of the Company

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d)2 of the Securities Exchange Act of 1934 as amended, the Registrant has duly cause this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 22, 2003.

MFC DEVELOPMENT CORP.

/s/ VICTOR BRODSKY

Victor Brodsky
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on May 22, 2003.

/s/ LESTER TANNER

Lester Tanner
President and Director
(Principal Executive Officer)

/s/ DAVID MICHAEL

David Michael
Director

/s/ VICTOR BRODSKY

Victor Brodsky
Director

/s/ ANDERS STERNER

Anders Sterner
Director

CERTIFICATION

Each of the undersigned hereby certifies in his capacity as an officer of MFC Development Corp. (the "Company") that the Annual Report of the Company on Form 10-K for the period ended February 28, 2003 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

May 22, 2003

/s/ LESTER TANNER

Lester Tanner
President and Chief Executive Officer

/s/ VICTOR BRODSKY

Victor Brodsky
Vice President and Chief Financial Officer

CERTIFICATIONS

I, Lester Tanner, certify that:

1. I have reviewed this annual report on Form 10-K of MFC Development Corp;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 22, 2003

/s/ LESTER TANNER

Lester Tanner
President and Chief Executive Officer

CERTIFICATIONS

I, Victor Brodsky, certify that:

1. I have reviewed this annual report on Form 10-K of MFC Development Corp;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 22, 2003

/s/ VICTOR BRODSKY

Victor Brodsky
Vice President and Chief Financial Officer

[This page left blank intentionally]

MFC DEVELOPMENT CORP.

Directors

Lester Tanner *
President of MFC Development Corp.

Allan Kornfeld *#♦
Chairman of the Board of
MFC Development Corp. and Director of
M & A London, LLC

Victor Brodsky *
Vice President of MFC Development Corp.

David Michael #♦
President of David Michael & Co., P.C.
Certified Public Accountants

Anders Sterner #♦
President of Of-Counsel Systems,
consultants in computer applications

* Executive Committee

\# Audit Committee

♦ Compensation Committee

Officers

Lester Tanner
President and Chief Executive Officer
of MFC Development Corp.

Allan Kornfeld
Chairman of the Board of
MFC Development Corp.

Victor Brodsky
Vice President and Chief Financial Officer
of MFC Development Corp. and
President of Medical Financial Corp.

John Guzzardi
Vice President of Medical Financial Corp.

Deborah Knowlton
Controller, Treasurer and
Secretary of MFC Development Corp.

MFC DEVELOPMENT CORP.

CORPORATE OFFICE

271 North Avenue
New Rochelle, NY 10801
(914) 636-3432

Real Estate Division
At Corporate Office, and
Yolo Equities Corp.
Hunter Drive
Hunter, New York 12442

Medical Division
Medical Financial Corp.
271 North Avenue
New Rochelle, New York 10801
(914) 636-0188

Counsel
Tanner McColgan, LLP
271 North Avenue
New Rochelle, NY 10801
(914) 636-3735

Auditors
Holtz Rubenstein & Co., LLP
125 Baylis Road
Melville, NY 11747
(631) 752-7400

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 272-8511